UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 13)

CF INDUSTRIES HOLDINGS, INC.

(Name of Subject Company)

CF INDUSTRIES HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

125269 10 0

(CUSIP Number of Class of Securities)

Douglas C. Barnard

Vice President, General Counsel, and Secretary

4 Parkway North, Suite 400

Deerfield, IL 60015

(847) 405-2400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian W. Duwe

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, IL 60606

(312) 407-0700

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 13 to Schedule 14D-9 amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 originally filed by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), with the Securities and Exchange Commission (“SEC”) on March 23, 2009, as amended by Amendment No. 1 filed with the SEC on March 23, 2009, Amendment No. 2 filed with the SEC on March 30, 2009, Amendment No. 3 filed with the SEC on April 8, 2009, Amendment No. 4 filed with the SEC on April 10, 2009, Amendment No. 5 filed with the SEC on April 13, 2009, Amendment No. 6 filed with the SEC on April 15, 2009, Amendment No. 7 filed with the SEC on April 15, 2009, Amendment No. 8 filed with the SEC on April 16, 2009, Amendment No. 9 filed with the SEC on May 11, 2009, Amendment No. 10 filed with the SEC on May 18, 2009, Amendment No. 11 filed with the SEC on May 20, 2009 and Amendment No. 12 filed with the SEC on June 4, 2009.  Capitalized terms used but not defined herein have the meanings set forth in the Statement.  Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 4. THE SOLICITATION OR RECOMMENDATION

Item 4 is hereby amended and supplemented by adding the following at the end of the section entitled “Background of the Offer”:

On May 22, 2009, CF Holdings announced that it had extended its exchange offer for all outstanding shares of Terra common stock until 5:00 p.m., Eastern time, on Friday, June 26, 2009, unless further extended.

On May 26, 2009, Agrium announced that, effective as of May 27, 2009, Agrium was withdrawing its HSR Form filed with the FTC on April 27, 2009 and planned to re-file it at the appropriate time.

On June 3, 2009, CF Holdings announced that it had received a request for additional information (“Second Request”) from the FTC in connection with its exchange offer for all outstanding shares of Terra common stock. A Second Request extends the initial waiting period under the HSR Act during which the FTC is permitted to review the transaction for up to an additional thirty days after CF Holdings substantially complies with the second request, unless earlier terminated by the FTC.  After CF Holdings worked closely with the FTC staff for a period of over 90 days, the Second Request was narrowly focused on the distribution of ammonia for nonagricultural use in certain limited circumstances, a business that represented less than 1% of CF Holdings’ 2008 total revenues.  CF Holdings expects to promptly respond to the Second Request and continue to work cooperatively with the FTC staff to resolve the remaining issues expeditiously.

On June 3, 2009, Agrium announced that it had extended the expiration date of the Offer until 12:00 midnight, Eastern time, on Monday, June 22, 2009.

Item 8. ADDITIONAL INFORMATION

Item  8 is hereby amended and supplemented by adding the following section at the beginning of the section entitled “Regulatory Approvals — Antitrust Matters”:

Antitrust Issues in the United States and Canada.  CF Holdings believes, in light of its ongoing discussions with U.S. and Canadian regulatory authorities and the advice of its antitrust counsel, that serious antitrust issues could substantially delay or prevent Agrium from consummating the Offer.  For example, Agrium and CF Holdings are the only two significant nitrogen fertilizer manufacturers in Alberta, Canada.  Agrium is by far the largest producer and distributor of anhydrous ammonia (AA)

and urea in that province, with CF Holdings as its only significant rival.  CF Holdings also believes that CF Holdings and Agrium are two of very few producers and distributors of AA and urea in Saskatchewan and Manitoba, Canada.  Moreover, unlike Terra, which has only one AA distribution terminal in the Corn Belt, Agrium is a significant competitor with CF Holdings in the sale and distribution of direct application AA in the Corn Belt and Northern Plains.  CF Holdings estimates that Agrium has the third largest AA distribution network in the Corn Belt, with many terminals located in close proximity to CF Holdings terminals.  In addition, Agrium and CF Holdings are the only two operators of AA terminals in North Dakota and an isolated area of the Pacific Northwest.

As a result, CF Holdings believes, based upon the advice of its antitrust counsel, that the Agrium transaction is likely to continue to be subject to intensive scrutiny from government antitrust authorities in both the U.S. and Canada and, in the absence of divestitures of significant manufacturing and distribution assets, could result in antitrust litigation to block the Offer.

Item  8 is hereby further amended and supplemented by adding the following at the end of the first paragraph in the section entitled “Regulatory Approvals — Antitrust Matters — United States”:

Effective as of May 27, 2009, Agrium withdrew its HSR Form originally filed with the DOJ and the FTC on March 24, 2009 and re-filed with the FTC on April 27, 2009.  According to publicly available information as of the date hereof, Agrium has not yet filed the new necessary HSR Act notification.

Item  8 is hereby further amended and supplemented by adding the following at the end of the fifth paragraph in the section entitled “Regulatory Approvals — Antitrust Matters — Canada”:

To the knowledge of CF Holdings and based upon the advice of CF Holdings’ antitrust counsel and inquiries CF Holdings continues to receive from the Canadian antitrust authorities, the Canadian review process of the Offer remains ongoing.

Item 9. EXHIBITS

Item 9 of the Statement is hereby amended and supplemented by adding the following:

(a)(18)	CF Holdings press release, dated June 16, 2009 (incorporated by reference to CF Holdings Rule 425 Filing on June 17, 2009)

(e)(15)	Change in Control Severance Agreement, effective as of June 9, 2009, by and between CF Industries Holdings, Inc. and Lynn F. White

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2009

CF INDUSTRIES HOLDINGS, INC.

	By:	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President, General Counsel, and Secretary